Exhibit 19.1

ALPINE INCOME PROPERTY TRUST, INC.

INSIDER TRADING COMPLIANCE PROGRAM

In order to take an active role in the prevention of insider trading violations by the directors, officers and employees, if any, of Alpine Income Property Trust, Inc. (the “Company”), Alpine Income Property Manager, LLC, the Company’s external manager (the “Manager”), CTO Realty Growth, Inc. (“CTO”), the sole member of the Manager, and the directors, officers and employees of CTO and other related individuals, the Company has adopted the policies and procedures described in this memorandum.

I.	Adoption of Insider Trading Policy

The Company has adopted the Insider Trading Policy attached hereto as Exhibit A (the “Policy”), which prohibits trading in the Company’s common stock or any other traded security of the Company (collectively the “Company Securities”) based on material, nonpublic information regarding the Company (“Inside Information”). The Policy covers directors, officers and all other employees of the Company, the Manager and CTO, as well as family members of such directors, officers and employees, and certain other persons, in each case where such persons have or may have access to Inside Information (“Insiders”). The Policy is to be delivered to all new employees and consultants on the commencement of their relationships with the Company, the Manager and/or CTO, and is to be circulated to all directors, officers and employees of the Company, the Manager and CTO at least annually.

II.	Designation of Certain Persons

The Company has determined that those persons listed on Exhibit B attached hereto are the directors and officers of the Company who are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (“Section 16 Individuals”). Exhibit B may be amended by the Company from time to time.

III.	Appointment of Compliance Person

The Company has appointed the General Counsel & Corporate Secretary (or his/her successor in office), or such other person to whom the General Counsel & Corporate Secretary shall designate and oversee, as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”).

IV.	Duties of the Compliance Officer

The duties of the Compliance Officer shall include, but not be limited to, the following:

A.	Pre-clearance of (i) all transactions, other than transactions made in compliance with an outstanding pre-cleared Trading Plan (as defined below), involving Company Securities by all Insiders, (ii) all contracts, instructions or written plans for the purchase or sale of Company Securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (“Rule 10b5-1 Plans”) established by Insiders, and (iii) all other contracts, instructions or written plans for the purchase or sale of Company Securities (“Non-Rule 10b5-1 Plans” and, together with the Rule 10b5-1 Plans, “Trading Plans”) established by Insiders, in each case in order to ensure compliance with the Policy, insider trading laws, Sections 13 and 16 of the Exchange Act, Rule 144 promulgated under the Securities Act of 1933, as amended, and certain disclosure obligations related to Trading Plans. To ensure compliance, pre-clearance may require inquiry by the Compliance Officer and clearance may require up to 24 hours under normal circumstances.
B.	Monitoring established Trading Plans for compliance with the terms of such Trading Plans, the Policy, insider trading laws, and certain disclosure obligations related to Trading Plans.
C.	Assisting with the preparation of such disclosures regarding the Policy and the Trading Plans as may be required by the Exchange Act.
D.	Preparation of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.
E.	Annual distribution of reminders to all Section 16 Individuals regarding their SEC reporting obligations.
F.	Performance of cross-checks of available materials, which may include Director and Officer Questionnaires, Forms 3, 4 and 5, and Form 144, to determine trading activity by directors, officers and others who have, or may have, access to Inside Information.
G.	Circulation of the Policy to all employees of the Company, the Manager and CTO, including Section 16 Individuals, on an annual basis and provision of the Policy and other appropriate materials to new directors, officers and others who have, or may have, access to Inside Information. Each of the aforementioned persons shall provide signed confirmation of receipt that they have read and understood the Policy.
H.	Assisting the Company’s Board of Directors in the implementation of Sections I and II of this memorandum.

2

Exhibit A

ALPINE INCOME PROPERTY TRUST, INC.

INSIDER TRADING POLICY

and Guidelines with Respect to
Certain Transactions in Company Securities

This Policy provides guidelines to directors, officers and employees of Alpine Income Property Trust, Inc. (the “Company”), Alpine Income Property Manager, LLC the Company’s external manager (the “Manager”) and CTO Realty Growth, Inc., the sole member of the Manager (“CTO”), with respect to transactions in Company Securities (as defined below).

Applicability of Policy

This Policy applies to all transactions in securities issued by the Company and its subsidiaries, including common stock, options for common stock and any other securities the Company and its subsidiaries may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as common units of limited partnership interest issued by Alpine Income Property OP, LP (“OP Units”) and exchange-traded options (collectively, the “Company Securities”). This Policy applies to all directors, officers and employees of the Company, the Manager and CTO and to consultants and contractors to the Company and its subsidiaries, the Manager and CTO who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

Statement of Policy

General Policy

It is the policy of the Company to prevent the unauthorized disclosure of any Material Nonpublic Information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading or otherwise.

It is also the policy of the Company that the Company will not engage in transactions in the Company’s equity securities (as defined in the Securities Exchange Act of 1934 (the “Exchange Act”)) while aware of Material Nonpublic Information relating to the Company or its securities, except for:

Exhibit A, Page 1

●	transactions with plan participants (or their permitted assignees) pursuant to an equity-based compensation plan of the Company;
●	transactions with holders of outstanding options, warrants, rights, convertible securities or other derivative securities that are issued by the Company and that result from the holder’s exercise, conversion or other election pursuant to the terms of the security or result from the Company’s exercise, notice of redemption or conversion, or other election made pursuant to the terms of the security;
●	transactions made pursuant to written plans for transacting in the Company’s securities that, at the time adopted, conform to all of the requirements of Exchange Act Rule 10b5-1 as then in effect;
●	transactions with counterparties who are at the time also aware of the Material Nonpublic Information or who acknowledge, agree or represent that they are aware that the Company may possess Material Nonpublic Information but are not relying on the disclosure or omission to disclose to them of any such information; or
●	any other transaction expressly authorized by the Board or any committee thereof, or by senior management in consultation with the Company’s Insider Trading Compliance Officer (the “Compliance Officer”).
1. Specific Policies

Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase, sale or gift of Company Securities, including any offer to purchase or offer to sell, during any period commencing with the date that such Insider possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading. In addition, no Insider shall engage in any transaction involving a purchase, sale or gift of the securities of any other company if such person is aware of Material Nonpublic Information about such other company which the Insider obtained in the course of such Insider’s employment with the Company, the Manager or CTO. For example, no Insider may trade in the securities of another company with which the Company may be negotiating a major transaction while in possession of Material Nonpublic Information about such other company or the Company. Information that is not Material Nonpublic Information with respect to the Company may still be material to such other companies, and vice versa.

Tipping.  No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including but not limited to any of the Insider’s family members) where such information may be used by such person to his or her profit by trading in Company Securities or the securities of other companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in Company Securities.

Exhibit A, Page 2

Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company, and the unauthorized disclosure of such information is strictly forbidden. In addition, the Company is required under Regulation FD of the federal securities laws and the Company’s Regulation FD Policy to avoid the selective disclosure of Material Nonpublic Information. The Company has established procedures for releasing Material Nonpublic Information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release, which is consistent with the legal requirements applicable to the Company. Therefore, no Insider may disclose Material Nonpublic Information to anyone outside the Company, the Manager or CTO, including family members and friends, other than in accordance with those procedures. Also, no Insider may discuss the Company or its business in an internet “chat room” or message board or similar internet-based forum, or on any social media of any kind.

Hedging Activities Prohibited. No director, officer or employee of the Company, the Manager or CTO, or any designee of such person, is permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Company Securities that have been granted to such person by the Company as part of his/her compensation or that are directly or indirectly held by such person.

Pledging Activities Prohibited. No director, officer or employee of the Company, the Manager or CTO, or any designee of such person, is permitted to purchase on margin, borrow against on margin or pledge as collateral for a loan Company Securities that have been granted to such person by the Company as part of his/her compensation or that are directly or indirectly held by such person.

2. Potential Criminal and Civil Liability
and/or Disciplinary Action

Liability for Insider Trading. Insiders may be subject to disgorging of the profit made or the loss avoided, civil penalties of up to three times the profit made or loss avoided, prejudgment interest, criminal fines of up to $5,000,000 and up to twenty years in jail when engaging in transactions in Company Securities at a time when they possess Material Nonpublic Information regarding the Company.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company Securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

Possible Disciplinary Actions. Employees of the Company, the Manager or CTO who violate this Policy may also be subject to disciplinary action by the Company, the Manager or CTO, as applicable, up to and including termination.

Exhibit A, Page 3

3. Recommended Guidelines

Trading Window. To ensure compliance with this Policy and applicable federal and state securities laws, all directors, officers and employees of the Company, the Manager or CTO having access to the Company’s internal financial statements, financial information, transactional documents or materials, financial models or projections or other materials that qualify as Material Nonpublic Information, must refrain from conducting transactions involving the purchase, sale or gift of Company Securities other than during the following period (hereinafter referred to as the “Trading Window”):

Trading Window: The period in the current fiscal quarter commencing at the close of business on the second Trading Day following the date of public disclosure of the Company’s financial results for the prior fiscal quarter or year (in the case of the first fiscal quarter of the following year), and ending at the close of business on the last calendar day of the current fiscal quarter. If such public disclosure occurs on a Trading Day after the market open but before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure. If such public disclosure occurs on a Trading Day before the market open, then for purposes of determining the Trading Window, the public disclosure shall be deemed to have occurred on such Trading Day.

It should be noted that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in Company Securities until such information has been known publicly for at least two Trading Days. Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees of the Company, the Manager and CTO and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in Company Securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers, employees of the Company, the Manager and CTO and other persons should use good judgment at all times in addition to adhering to the specific requirements of this Policy.

Pre-clearance of Trades. The Company has determined that all directors, officers and employees of the Company, the Manager and CTO must refrain from trading in Company Securities, even during the Trading Window, without first complying with the Company’s “preclearance” process. Each such employee, officer and director must contact the Compliance Officer prior to commencing any purchase, sale or gift of Company Securities, including the exercise of any stock options or the redemption of any OP Units. The Compliance Officer will evaluate all proposed transactions to determine if such transaction raises concerns regarding insider trading and this Policy or other concerns under federal or state securities laws and regulations. Any response to the pre-clearance request will relate solely to the restraints imposed by law and will not constitute advice regarding any aspect of the investment transaction, including the merit of executing the transaction or not. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied by the Compliance Officer, the fact of such denial must be kept confidential by the person requesting such clearance.

Exhibit A, Page 4

Clearance of a proposed trade by the Compliance Officer does not constitute legal advice or otherwise acknowledge that the recipient of clearance to trade does not possess Material Nonpublic Information about the Company. Insiders must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material Nonpublic Information about the Company.

The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from certain consultants and contractors other than and in addition to directors, officers and employees.

Individual Responsibility. Every officer, director and employee of the Company, the Manager and CTO has the individual responsibility to comply with this Policy to protect against insider trading, regardless of whether the Trading Window is open. Violations of this Policy will be viewed seriously, and may provide grounds for disciplinary actions up to and including dismissal.

An Insider may, from time to time, be required to forego a proposed transaction in Company Securities, even if he or she planned to enter into such transaction before learning of the Material Nonpublic Information, and/or even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by delaying or foregoing consummation of the proposed transaction.

4. Definition of Material Nonpublic Information

It is not possible to define all categories of information that would qualify as material. However, information should be regarded as material if (i) there is a reasonable likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase, sale or gift of Company Securities, or (ii) if disclosed, such information could be viewed by a reasonable investor as having significantly altered the total mix of information publicly available regarding the Company.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Some examples of information pertaining to the Company that ordinarily would be regarded as material are:

●	Projections of future earnings or losses, or other metrics associated with earnings guidance;
●	Earnings that are inconsistent with the consensus expectations of the investment community;
●	A pending or proposed merger, acquisition or tender offer;
●	A pending or proposed joint venture or acquisition or disposition of a significant asset, or operating segment;

Exhibit A, Page 5

●	The placement or pay-down or pay-off of any significant debt instrument, amendments thereto, or compliance matters involving one or more debt instruments;
●	A change in executive management, composition of the Board of Directors or the Company’s relationship with the Manager, CTO or both the Manager and CTO;
●	Impending bankruptcy or the existence of severe liquidity problems;
●	Cybersecurity risks and incidents;
●	Changes in the independent public accountant or auditor of the Company or auditor notification that the Company may no longer rely on an audit report issued by the auditor;
●	Events regarding Company Securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to rights of security holders, public or private sales of additional securities or information related to any additional funding);
●	Regulatory approvals, denials or notifications of violation or non-compliance, or changes in regulations; or
●	Significant exposure due to actual or threatened litigation or other contingencies.

Either favorable or unfavorable information may be deemed material.

Nonpublic information is information that has not been previously disclosed, and is otherwise not available, to the general public. In order for information to be considered public, it must be widely disseminated, in a manner which makes it generally available to all investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective or appropriate public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. In order to ensure adequate public dissemination of information, directors, officers and employees of the Company, the Manager and CTO may not engage in transactions in Company Securities until the close of business on the second Trading Day following the date of public disclosure of the Material Nonpublic Information.

5. Certain Exceptions—Equity Incentive Plan Shares

For purposes of this Policy, the Company considers the exercise of stock options under the Company’s equity incentive plans to constitute an investment decision and thus would not be exempt from this Policy, even where the total option exercise price is paid in cash. However, upon the vesting of restricted stock under the Company’s equity incentive plans, where such vesting is not a voluntary decision of the recipient of such award, then the tendering to the Company of a portion of such shares to pay the payroll taxes resulting from such vesting would be exempt from this Policy and is therefore permitted.

Exhibit A, Page 6

6. Prearranged Trading Plans (Rule 10b5-1 Plans)

Rule 10b5-1 Plans. Rule 10b5-1 (“Rule 10b5-1”) under the Exchange Act, provides a defense from insider trading liability if trades in Company Securities occur pursuant to a pre-arranged “trading plan” that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”), including, but not limited to:

●	The Rule 10b5-1 Plan must have been entered into at a time when the Insider was not in possession of Material Nonpublic Information;
●	The Rule 10b5-1 Plan must:
o	specify the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold;
o	include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or
o	not permit the Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the Rule 10b5-1 Plan, did exercise such influence must not have been aware of Material Nonpublic Information when doing so;
●	The Rule 10b5-1 Plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the Insider must have acted in good faith with respect to the Rule 10135-1 Plan;
●	If the Insider is a director or officer (as defined in Rule 16a-1(f) under the Exchange Act (“Rule 16a-1(f)”)) of the Company, no purchases or sales may occur until expiration of a cooling-off period consisting of the later of:
o	90 days after the adoption of the Rule 10b5-1 Plan, or
o	two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan); or
●	If the Insider is not a director or officer (as defined in Rule 16a-1(f)) of the Company, no purchases or sales may occur until the expiration of a cooling-off period that is 30 days after the adoption of the Rule 10b5-1 Plan;
●	If the Insider is a director or officer (as defined in Rule 16a-1(f)) of the Company, such director or officer included a representation in the Rule 10b5-1 Plan certifying that, on the date of adoption of the Rule 10b5-1 Plan:

Exhibit A, Page 7

o	the individual director or officer is not aware of any Material Nonpublic Information; and
o	the individual director or officer is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1; and
●	The person who entered into the Rule 10b5-1 Plan has no outstanding (and does not subsequently enter into any additional) Rule 10b5-1 Plan that would qualify for the affirmative defense under paragraph (c)(1) of Rule 10b5-1 for purchases or sales of the Company’s securities on the open market (subject to certain exceptions set forth in Rule 10b5-1).

Additionally, Rule 10b5-1 limits the ability of Insiders to rely on the affirmative defense for a single-trade plan to one such plan during any consecutive 12-month period.

An Insider with a Rule 10b5-1 Plan that satisfies the applicable conditions set forth in Rule 10b5-1 may claim an affirmative defense to insider trading liability if the transactions under such Rule 10b5-1 Plan occur at a time when such Insider has subsequently learned Material Nonpublic Information. The details of the rules and regulations regarding Rule 10b5-1 Plans are complex, and further information about them is available upon request from the Compliance Officer.

Non-Rule 10b5-1 Plans. In addition to the affirmative defense provided under Rule 10b5-1, Insiders may assert other defenses to liability under the Exchange Act for trades of Company Securities that occur when an Insider is in possession of Material Nonpublic Information. Accordingly, Insiders may choose to establish trading plans that are not Rule 10b5-1 Plans (a “Non-Rule 10b5-1 Plan” and, collectively with Rule 10b5-1 Plans, “Trading Plans”). Non-Rule 10b5-1 Plans must meet the requirements for a “non-Rule 10b5-1 trading arrangement” as defined in Item 408(c) of Regulation S-K under the Exchange Act, including:

●	The non-Rule 10b5-1 trading arrangement must have been entered into at a time when the Insider was not in possession of Material Nonpublic Information; and
●	The non-Rule 10b5-1 trading arrangement must:
o	specify the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold;
o	include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or
o	not permit the Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the non-Rule 10b5-1 trading arrangement, did exercise such influence must not have been aware of Material Nonpublic Information when doing so.

Exhibit A, Page 8

The rules and regulations regarding Non-Rule 10b5-1 Plans are complex, and further information about them is available upon request from the Compliance Officer.

Disclosure Requirements. The SEC has adopted certain disclosure requirements related to the use of Trading Plans, including with respect to the adoption and termination (including modification) of such plans. In addition, Forms 4 and 5 require filers to identify transactions made pursuant to Rule 10b5-1 Plans.

Pre-Clearance of Trading Plans.

Any person subject to the pre-clearance requirements set forth in Section 3 of this Policy who wishes to implement, amend, modify, or terminate a Trading Plan (a “Trading Plan Action”) must first pre-clear the proposed Trading Plan Action with the Compliance Officer (such Trading Plan Action, as cleared by the Compliance Officer, a “Pre-Cleared Trading Plan”). To ensure compliance, pre-clearance may require inquiry by the Compliance Officer and clearance may require up to 24 hours under normal circumstances. Transactions that comply with a properly implemented Pre-Cleared Trading Plan will not require further pre-clearance at the time of the transaction. A purchase or sale of Company securities in accordance with a properly implemented Pre-Cleared Trading Plan shall not be deemed to be a violation of this Policy even though such trade takes place during a blackout period or while the director, officer or employee making such trade was aware of Material Nonpublic Information. Notwithstanding any pre-clearance of a Trading Plan Action, the Company, its officers and directors assume no liability for the consequences of any transaction made pursuant to a Pre-Cleared Trading Plan.

7. Additional Information - Directors and Officers

Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that directors and officers who purchase and sell (or sell and purchase) Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. The Company has provided, or will provide, separate memoranda and other appropriate materials to its directors and officers regarding compliance with Section 16 of the Exchange Act and its related rules.

8. Inquiries

Please direct your questions as to any of the provisions or procedures discussed in this Policy to the Compliance Officer. The Compliance Officer has full and exclusive power to construe and interpret this Policy.

9. Updates and Amendments

The Company reserves the right to update or amend this Policy at any time.

Exhibit A, Page 9

Exhibit B

Directors and Officers who are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, include the following:

John P. Albright	President, Chief Executive Officer and Director
Philip R. Mays	Senior Vice President, Chief Financial Officer & Treasurer
Daniel E. Smith	Senior Vice President, General Counsel & Corporate Secretary
Steven R. Greathouse	Senior Vice President & Chief Investment Officer
Lisa M. Vorakoun	Senior Vice President & Chief Accounting Officer
Rachel Elias Wein	Director
M. Carson Good	Director
Andrew C. Richardson	Director, Chairman of the Board
Brenna A. Wadleigh	Director

Last Reviewed: January 30, 2025

Last Amended: January 30, 2025

Exhibit B, Page 1